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                            November 10, 2020

       Tim Armes
       Chief Executive Officer
       4Less Group, Inc.
       106 W. Mayflower
       Las Vegas, Nevada 89030

                                                        Re: 4Less Group, Inc.
                                                            Amendment No. 1 to
Offering Circular on Form 1-A
                                                            Filed October 26,
2020
                                                            File No. 024-11326

       Dear Mr. Armes:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 20, 2020 letter.

       Amendment No. 1 to Offering Circular on Form 1-A filed October 26, 2020

       Risk Factors
       Risks Related to Our Business
       There is substantial doubt as to whether . . ., page 18

   1. Please include the settlement agreement you entered into on August 28, 2020 as an exhibit or tell us why you
believe you are not required to do so. Refer to Item 601(a)(10) of
                                                        Regulation S-K.
       Security Ownership of Certain Beneficial Owners and Management and Related Stockholder
       Matters, page 58

   2. We note your response to our prior comment 5 and re-issue the comment in part. In this
 Tim Armes
4Less Group, Inc.
November 10, 2020
Page 2
      regard, we note that your disclosure on page 8 suggests that Christopher Davenport holds
      63.37% of the total voting rights of your company and that Sergio Salzano holds 31.68% of the total voting rights of your company by virtue of their Series B
      Preferred Stock ownership. Please reconcile this disclosure with your disclosure in your beneficial ownership table on page 58, which shows that Mr. Davenport holds voting rights equal to 57% of your company by virtue of his Series B Preferred Stock ownership and that Mr. Salzano holds voting rights equal to 6.37% of your company by virtue of his Series B Preferred Stock ownership, and the disclosure indicating that the total voting rights of the beneficial owners is 60.3%. Please also explain how this reconciles with your disclosure on page 61 that you have 20,000 shares of Series B Preferred Stock authorized, each share of which entitled the holder to vote on all shareholder matters in total equal to 51% of the vote.
General

3. We note your response to prior comment 10 and re-issue the comment in part.
      Please provide investors with additional context regarding your cost cutting plan disclosed on page 11. Please also file copies of your lease agreements as exhibits to your Offering
      Statement, or tell us why you are not required to do so.
       Please contact Nicholas Lamparski at (202) 551-4695 or Erin Jaskot at
(202) 551-3442
with any other questions.



                                                            Sincerely,
FirstName LastNameTim Armes
                                                            Division of
Corporation Finance
Comapany Name4Less Group, Inc.
                                                            Office of Trade &
Services
November 10, 2020 Page 2
cc:       Frederick M. Lehrer
FirstName LastName